Contact

www.linkedin.com/in/andy-stough-84297310 (LinkedIn)
www.winsquareddesign.com (Company)

Top Skills

Injection Molding
Machining
Testing

Andy Stough

Chief Technology Officer at Windlift
Cary, North Carolina, United States

Summary

Andy brings a passion for designing smart, efficient systems to Windlift. Decades of industry experience at Caterpillar, Battelle, Ericsson, and Westinghouse inform core values of teamwork, attention to detail, integrity, and focus on the customer.

Core Competencies: Building the right team; Identifying risks and developing mitigation strategies; Designing into various manufacturing processes including sheet metal forming, machining, injection molding, thermoforming, reaction injection molding, rotational molding, forging, casting, welding,failure analysis (Thermal, vibration, fatigue), Geometric Dimensioning and Tolerancing (GD&T), Cost reduction, Diesel engine specification, engine installation, Impact, vibration, Assembly methods, leak detection, testing, data acquisition, and test fixturing

Experience

Windlift
Chief Technology Officer
September 2009 - Present (15 years 10 months)

Caterpillar
Senior Design Engineer/Team Leader
January 1999 - January 2009 (10 years 1 month)

Team Leader for Engine System Team. Responsibilities included leading a team of 6 engineers to design and/or specify the complete engine system for Caterpillar Skid-Steer Loaders. Successfully introduced new C-Series platform, Patent 7426909 granted for innovative cooling system.

Design Engineer for Backhoe-Loader Project Group. Conducted design-related projects to improve reliability and generate cost reduction for current

product machines. Design of chassis components, injection molded cab components.Platform leader for 446D New Product Introduction.

Ericsson
Graduate Research Assistant
January 1998 - January 1999 (1 year 1 month)

Masters thesis involved the investigation of head impact safety issues as they relate to Ericsson products installed in the interior of automobiles. Design and manufacture of custom testing apparatus required the identification and coordination of several outside contractors. Comprehensive plan developed to safety test all new accessory products.

Westinghouse
Manufacturing/Design Engineer
June 1995 - December 1997 (2 years 7 months)

Performed four six month work assignments at three facilities.
1) Part of a team that performed an upgrade to the Data Acquisition System (DAS) of a major naval test facility. Delivered fully tested and documented software to satisfy engineering requirements; Trained test personnel on use of the software, and installation and troubleshooting of the final product. Military secret clearance obtained to perform project duties.
2&3) Manufacturing Engineer, turbine blade manufacturing facility. Responsibilities included: Technical forging development of two new steam turbine blade styles, including design and manufacture of forging dies through forging development and full scale production. Finish machining of forged steam turbine blades and vanes utilizing a total of nine specialized four axis milling machines.
4) Responsible for determining vibration characteristics and their engineering effects for the next generation Westinghouse combustion turbine blade.

Battelle
Technician
1990 - 1995 (5 years)

Education

North Carolina State University
Masters Science, Mechanical Engineering · (1998 - 1999)

The Ohio State University

Bachelors, Mechanical Engineering · (1990 - 1995)